June 4, 2014

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc. Comments to Form N-2, Post-Effective Amendment No. 5 Filed April 3, 2014 File No. 333-176182

Dear Ms. Stout:

I am writing in response to a voicemail that you left our counsel requesting that we follow-up to our letter dated May 29, 2014 with a discussion of the accounting rules applicable to the decision not to impair the receivable carried on the books of VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”) from its investment manager, VII Peaks Capital, LLC (the “VII Peaks”).

The Company and its auditors relied upon ASC 310-10-35, which governs the circumstances under which a receivable may or should be impaired, and generally incorporates by reference the basic guidance for impairment losses set forth in Subtopic 450-20. Neither section sets forth any specific factors that management must consider in evaluating whether a receivable should be impaired, and if so by how much. Instead, ASC 310-10-35-4 sets forth the following general principles:

•	Subsection (a) states that an impairment should be recognized when it is probable that a loss has been incurred “based on past events and conditions existing at the date of the financial statements” and “based on all available information.”

•	Subsection (b) notes that “[l]osses shall not be recognized before it is probable that they have been incurred. . . .”

•	Subsection (c) notes that GAAP does not permit the establishment of allowances that are not supported by appropriate analyses.

Further, ASC 310-10-35-8 “requires the recognition of a loss when both of the following conditions are met:

a.	Information available before the financial statements are issued or available to be issued . . . indicates that it is probable that an asset has been impaired at the date of the financial statements.

b.	The amount of the loss can be reasonably estimated.”

As required by the above sections, the Company considered all available factors in concluding that a loss was not probable with regard to the receivable. As noted in our prior letter, those factors included the current and projected revenues, expenses and operating income of VII Peaks, the amount of capital investment in VII Peaks and its access to additional capital, and its lack of other material liabilities.

I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in this letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this answers your questions on this matter, and please contact me if you have any further questions.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

Cc:	Robert J. Mottern, Esq.
Brian Finnegan